UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1)
Or 13(e)(1) of The Securities Exchange Act of 1934

FOSTER WHEELER AG

(Name of Subject Company (Issuer))

AMEC INTERNATIONAL INVESTMENTS BV

AMEC plc

(Name of Filing Persons (Offerors))

Registered shares, par value CHF3.00 per share

(Title of Class of Securities)

H27178104

(CUSIP Number of Class of Securities)

Alison Yapp

General Counsel & Company Secretary

AMEC plc

4th Floor

Old Change House

128 Queen Victoria Street

London EC4V 4BJ

United Kingdom

+44 (0) 20 7429 7500

with copies to

Thomas B. Shropshire Jr. Linklaters LLP One Silk Street London EC2Y 8HQ United Kingdom +44 (0) 20 7456 2000	Scott Sonnenblick Peter Cohen-Millstein Linklaters LLP 1345 Avenue of the Americas New York, NY 10105 United States +1 (212) 903 9000	Doug Smith Freshfields Bruckhaus Deringer LLP 65 Fleet Street London EC4Y 1HT United Kingdom +44 (0) 20 7936 4000	Matthew F. Herman Freshfields Bruckhaus Deringer US LLP 601 Lexington Avenue New York, NY 10022 United States +1 (212) 277 4000

(Name, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications on
Behalf of Filing Persons)

Calculation of Registration Fee

Transaction Valuation(1)	Amount of Registration Fee(2)
$3,093,917,841	$177,386

Notes:

(1)             Estimated for purposes of calculating the amount of the filing fee only. The market value of the securities to be offered was calculated as the product of (i) 100,126,791 Foster Wheeler shares, par value CHF3.00 per share and (ii) the average of the high and low sales prices of Foster Wheeler registered shares reported on NASDAQ on 2 October 2014 equal to $30.90.

(2)             The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, equals .0001162 of the transaction valuation.

☒               Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $182,127

Form or Registration No: Form F-4 (No: 333-199116)

Filing Party: AMEC plc

Date Filed: October 2, 2014

☐                 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒               third-party tender offer subject to Rule 14d-1.

☐                 issuer tender offer subject to Rule 13e-4.

☐                 going-private transaction subject to Rule 13e-3.

☐                 amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                 Rule 13e—4(i) (Cross—Border Issuer Tender Offer)

☐                 Rule 14d—1(d) (Cross—Border Third—Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by AMEC International Investments BV, a company organised under the laws of the Netherlands and a direct wholly-owned subsidiary of AMEC plc, and AMEC plc, a company organised under the laws of England and Wales (“AMEC”), and relates to the third party tender offer (the “Offer”) to acquire all of the issued and to be issued registered shares, par value CHF3.00 per share (“Foster Wheeler shares”), of Foster Wheeler AG (“Foster Wheeler”), a company organised under the laws of Switzerland, for $16.00 in cash and 0.8998 AMEC securities (in the form of ordinary shares of AMEC, nominal value £0.50 per share (“AMEC shares”), or AMEC American depositary shares each representing one (1) AMEC share (“AMEC ADSs”), at the election of Foster Wheeler shareholders) for each Foster Wheeler share validly tendered and not properly withdrawn, which tendering Foster Wheeler shareholders may elect to receive as (i) $32.00 in cash or (ii) 1.7996 AMEC securities (in the form of AMEC shares or AMEC ADSs, at the election of the Foster Wheeler shareholders), subject in each case to proration. The Offer is being made on the terms and subject to the conditions set forth in the prospectus forming part of the registration statement on Form F-4, file number 333-199116, as amended and/or supplemented (the “Prospectus”), which became effective on 6 October 2014, and the related letter of transmittal for use in accepting the Offer in respect of Foster Wheeler shares, as amended and/or supplemented (the “Letter of Transmittal”) and notice of guaranteed delivery, which are incorporated herein by reference. Unless otherwise defined herein, capitalised terms used in this Schedule TO shall have the meanings given to them in the Prospectus.

As permitted by General Instruction F to Schedule TO, the information set forth in the Prospectus (including all exhibits thereto) is hereby expressly incorporated by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

ITEM 1.  SUMMARY TERM SHEET

The information required by Item 1001 of Regulation M-A is set forth in the sections entitled “Questions and Answers About the Offer” and “Summary” contained in the Prospectus and is herein incorporated by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

(a)                      The information required by Item 1002(a) of Regulation M-A is set forth in the section of the Prospectus entitled “Summary — The Companies — Foster Wheeler” and is herein incorporated by reference.

(b)                      The information required by Item 1002(b) of Regulation M-A is set forth in the section of the Prospectus entitled “The Offer — The Offer” and is herein incorporated by reference.

(c)                       The information required by Item 1002(c) of Regulation M-A is set forth in the section of the Prospectus entitled “Market Price and Dividend Data — Market Prices — Foster Wheeler” and is herein incorporated by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

The information required by Items 1003(a)-(c) of Regulation M-A is set forth in the sections of the Prospectus entitled “Summary — The Companies — AMEC International Investments BV”, “Information About AMEC International Investments BV”, “Information About AMEC” and “Management of AMEC International Investments BV and AMEC” and is herein incorporated by reference.

ITEM 4.  TERMS OF THE TRANSACTION

The information required by Item 1004(a) of Regulation M-A, except for the information required by Item 1004(a)(1)(ix), which is not applicable, is set forth in the sections of the Prospectus entitled “The Offer”, “Comparison of Shareholders’ Rights” and “Material Tax Consequences” and is herein incorporated by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)                      The information required by Item 1005(a) of Regulation M-A is set forth in the section of the Prospectus entitled “Interests of Foster Wheeler, AMEC International Investments BV and AMEC and Their Directors and Officers — Certain Other Relationships with Foster Wheeler” and “Related Party Transactions” and is herein incorporated by reference.

(b)                      The information required by Item 1005(b) of Regulation M-A is set forth in the section of the Prospectus entitled “Background to and Reasons for the Offer — Background to the Offer” and is herein incorporated by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

The information required by Item 1006(a) of Regulation M-A is set forth in the section of the Prospectus entitled “Background to and Reasons for the Offer — Reasons for the Offer” and is herein incorporated by reference. The information required by Items 1006(c)(1)-(5) of Regulation M-A is set forth in the sections of the Prospectus entitled “Plans and Proposals for Foster Wheeler” and “Material Agreements — Implementation Agreement — Conditions to Completion of the Offer” and is herein incorporated by reference. The information required by Items 1006(c)(6)-(7) of Regulation M-A is set forth in the sections of the Prospectus entitled “Plans and Proposals for Foster Wheeler — Delisting and Deregistration — NASDAQ Listing” and “Plans and Proposals for Foster Wheeler — Delisting and Deregistration — Exchange Act Registration” and is herein incorporated by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information required by Item 1007(a) of Regulation M-A is set forth in the sections of the Prospectus entitled “The Offer — Terms of the Offer” and “The Offer — Sources and Amount of Funds” and is herein incorporated by reference. The information required by Item 1007(b) of Regulation M-A is not applicable. The information required by Item 1007(d) of Regulation M-A is set forth in the section of the Prospectus entitled “Material Agreements — Debt Financing” and is herein incorporated by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

The information required by Item 1008 of Regulation M-A is set forth in the section of the Prospectus entitled “Interests of Foster Wheeler, AMEC International Investments BV and AMEC and Their Directors and Officers — Interests of Foster Wheeler’s Directors and Officers in the Offer — Consideration for Foster Wheeler Shares Tendered Pursuant to the Offer” and “Interests of Foster Wheeler, AMEC International Investments BV and AMEC and Their Directors and Officers — Interests of AMEC International Investments BV and AMEC in the Offer — Securities Ownership and Transactions” and is herein incorporated by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

The information required by Item 1009(a) of Regulation M-A is set forth in the section of the Prospectus entitled “The Offer — Fees and Expenses” and is herein incorporated by reference.

ITEM 10.  FINANCIAL STATEMENTS

The information required by Items 1010(a) and (b) of Regulation M-A with respect to AMEC is set forth in the sections of the Prospectus entitled “Selected Historical Consolidated Financial Data of AMEC”, “Summary Unaudited Pro Forma Condensed Combined Financial Information”, “Comparative Historical and Pro Forma Share Information” and “Unaudited Pro Forma Condensed Combined Financial Information”, and is herein incorporated by reference, and the consolidated financial statements of AMEC and the accompanying notes included in the Prospectus, which are herein incorporated by reference.

In response to Items 1010(a) and (b) of Regulation M-A, as permitted under Instruction 1 to this Item, the financial statements of AMEC International Investments BV have been omitted from the Prospectus as they are not considered to be material to the decision of a holder of Foster Wheeler shares.

ITEM 11.  ADDITIONAL INFORMATION

(a)                      The information required by Item 1011(a)(1) of Regulation M-A is set forth in “Interests of Foster Wheeler, AMEC International Investments BV and AMEC and Their Directors and Officers — Interests of AMEC International Investments BV and AMEC in the Offer — Agreements”. The information required by Items 1011(a)(2)-(3) of Regulation M-A is set forth in the section of the Prospectus entitled “The Offer — Regulatory Matters”. The information required by Item 1011(a)(4) of Regulation M-A is set forth in the section of the Prospectus entitled “Plans and Proposals for Foster Wheeler — Margin Regulations”. The information required by Item 1011(a)(5) of Regulation M-A is set forth in the section of the Prospectus entitled “Recent Developments of AMEC and Foster Wheeler — Shareholder Litigation”. All of the above information is herein incorporated by reference.

(b)                      The information required by Item 1011(c) of Regulation M-A is set forth in the section of the Prospectus entitled “Material Agreements — Implementation Agreement” and is herein incorporated by reference.

ITEM 12.  EXHIBITS

(a)(1)(i)	Form of Letter of Transmittal (Foster Wheeler shares) (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(a)(1)(ii)	Notice of Guaranteed Delivery (Foster Wheeler shares) (incorporated herein by reference to Exhibit 99.2 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(a)(1)(iii)

Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Foster Wheeler shares) (incorporated herein by reference to Exhibit 99.3 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(a)(1)(iv)

Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients (Foster Wheeler shares) (incorporated herein by reference to Exhibit 99.4 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(a)(2)	Recommendation Statement of Foster Wheeler’s Board of Directors (incorporated herein by reference to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(a)(4)(i)	Prospectus dated 7 October 2014, filed by AMEC on 6 October 2014 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended.

(a)(5)(i)	Summary advertisement in The New York Times dated 7 October 2014.

(a)(5)(ii)	Update of the AMEC Chief Executive posted to AMECnet and AMEC and Foster Wheeler’s common site.

(b)(1)

Credit Facilities Agreement, dated 13 February 2014, between, among others, AMEC plc, and Bank of America Merrill Lynch International Limited, as Global Co-ordinator, Bank of America Merrill Lynch International Limited, Barclays Bank PLC, The Bank of Tokyo Mitsubishi UFJ, Ltd. and The Royal Bank of Scotland plc, as original mandated lead arrangers, and Bank of America Merrill Lynch International Limited, as facility agent (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(b)(2)

Global Transfer and Amendment Agreement, dated 28 March 2014, relating to the Credit Facilities Agreement, dated 13 February 2014 (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(b)(3)

Amendment and Restatement Agreement, dated 14 July 2014, relating to a US$2,160,000,000 Credit Facilities Agreement, dated 13 February 2014 (as amended on 28 March 2014) (incorporated herein by reference to Exhibit 10.19 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(b)(4)

Credit Facilities Agreement, dated 13 February 2014 (as amended on 28 March 2014 and as amended and restated on 14 July 2014) (incorporated herein by reference to Exhibit 10.20 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(d)(1)

Implementation Agreement, dated 13 February 2014, between AMEC and Foster Wheeler (incorporated herein by reference to Exhibit 2.1 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(d)(2)	Letter agreement, dated 28 March 2014, between AMEC and Foster Wheeler (incorporated herein by reference to Exhibit 2.2 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(d)(3)	Deed of Amendment, dated 28 May 2014, between AMEC and Foster Wheeler (incorporated herein by reference to Exhibit 2.3 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(d)(4)	Deed of Amendment, dated 2 October 2014, between AMEC and Foster Wheeler (incorporated herein by reference to Exhibit 2.4 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(d)(5)	Mandate Agreement between AMEC and J. Kent Masters, dated 2 October 2014 (incorporated herein by reference to Exhibit 10.26 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(d)(6)	Mandate Agreement between AMEC and Stephanie Newby, dated 2 October 2014 (incorporated herein by reference to Exhibit 10.27 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(d)(7)	J. Kent Masters Letter of Appointment, dated 2 October 2014 (incorporated herein by reference to Exhibit 10.21 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(d)(8)	Stephanie Newby Letter of Appointment, dated 2 October 2014 (incorporated herein by reference to Exhibit 10.22 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(d)(9)

Settlement Agreement between AMEC and J. Kent Masters, dated 2 October 2014 (incorporated herein by reference to Exhibit 10.23 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(d)(10)

Confidentiality Agreement between AMEC and Foster Wheeler, dated 26 August 2013 (incorporated herein by reference to Exhibit 10.24 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(d)(11)

Non-Solicitation Agreement between AMEC and Foster Wheeler, dated 12 January 2014 (incorporated herein by reference to Exhibit 10.25 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(g)(1)

Questions and Answers Script for the AMEC F-4 and UK prospectus/circular, dated 7 October 2014 (incorporated by reference to AMEC’s filing with the Securities and Exchange Commission on 6 October 2014 pursuant to Rule 425).

(h)(1)	Opinion of Linklaters LLP regarding certain US federal income tax matters (incorporated herein by reference to Exhibit 8.1 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(h)(2)	Opinion of Linklaters LLP regarding certain UK tax matters (incorporated herein by reference to Exhibit 8.2 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

(h)(3)	Opinion of Homburger AG regarding certain Swiss tax matters (incorporated herein by reference to Exhibit 8.3 to the Registration Statement on Form F-4 filed by AMEC on 2 October 2014).

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMEC International Investments BV

By:	/s/ Ian McHoul
	Name:	Ian McHoul
	Title:	Director
	Date:	7 October 2014

By:	/s/ Alan Dick
	Name:	Alan Dick
	Title:	Director
	Date:	7 October 2014

By:	/s/ Gert Stam
	Name:	Gert Stam
	Title:	Director
	Date:	7 October 2014

By:	/s/ Dilian Jansen
	Name:	Dilian Jansen
	Title:	Director
	Date:	7 October 2014

AMEC plc

By:	/s/ Ian McHoul
	Name:	Ian McHoul
	Title:	Chief Financial Officer
	Date:	7 October 2014